August 11, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quintiles Transnational Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-4/A
Filed July 29, 2016
File No. 333-211794

Dear Mr. Reynolds:

On July 29, 2016 and August 2, 2016, Michael Killoy of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) orally communicated additional comments to the above-referenced Registration Statement on Form S-4/A (the “Registration Statement”). In response to these comments, we have made the following changes:

•	IMS Health Holdings, Inc. (“IMS Health”) has added an additional proposal, so that its stockholders will consider and vote on the authorized number of shares of common stock contained in the certificate of incorporation of the surviving corporation;

•	Disclosure was added to page 75 regarding the fees that affiliates of Goldman, Sachs & Co. will receive in connection with the referenced backstop financing (which disclosure is consistent with the disclosure already appearing on page 57); and

•	Disclosure was added to page 88 regarding fees received by Barclays Capital Inc. from TPG Capital.

Quintiles Transnational Holding Inc. (the “Company”) is filing concurrently with this letter Amendment No. 3 to the Registration Statement.

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In connection with this response letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (919) 998-2000.

Sincerely,

/s/ James H. Erlinger III

James H. Erlinger III

General Counsel

cc:	Thomas H. Pike
Quintiles Transnational Holdings Inc.

William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP

Gerald F. Roach, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Ari Bousbib
Harvey Ashman, Esq.
IMS Health Holdings, Inc.

Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP